SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 22, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 22, 2006, announcing ENOVIA 3D Live for Instant 3D Collaboration online.

Dassault Systèmes Announces ENOVIA 3D Live
for Instant 3D Collaboration Online

Revolutionary new 3D Collaborative Intelligence solution

Paris, France, June 22, 2006 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announces ENOVIA 3D Live beta version, the first 3D Collaborative Intelligence solution, which exploits DS’ V5 SOA architecture for online applications. Via an intuitive user interface, ENOVIA 3D Live enables any individual to instantly search and navigate any PLM information, regardless of location, source or format. On demand 3D collaboration between users delivers unique breakthroughs for innovative PLM processes in all markets.

“We are very excited about DS’ strategy to provide 3D Live online applications to empower enterprise users on Microsoft’s platforms,” says Sanjay Parthasarathy, corporate vice president, Developer and Platform Evangelism Group, Microsoft. “ENOVIA 3D Live illustrates Microsoft and DS’ common passion for connected solutions delivering ease, power and performance to our customers.”

“With ENOVIA 3D Live, the first online application for collaborative intelligence, DS brings the power of PLM to a wide range of new users in existing and new markets,” explains Dominique Florack, executive vice president, R&D, Dassault Systèmes. “The ENOVIA 3D Live user experience takes online collaboration to a new level.”

ENOVIA 3D Live is a lightweight application available on the web. It makes it possible for anybody to connect to any PLM information source securely, anywhere and at anytime. Breakthrough technologies include 3DSearch, 3DNavigation and 3DCollaboration. ENOVIA 3D Live can embrace any PLM data, via V5 SOA open architecture. The solution, currently being beta-tested by key DS clients, will be available later this year.

ENOVIA 3D Live will be presented at the annual CAA V5 DEVCON Conference in Paris on June 27-28, 2006 where customers and partners can network and learn the latest information on the CAA V5 development platform for PLM solutions. Complete information on registering to attend DEVCON 2006 and a full program of events can be found at www.3ds.com/devcon.

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About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systémes Press Contacts:
Stephen May
+ 33 1 55 49 89 00
stephen_may@ds-fr.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko_igarashi@ds-jp.com

Financial Dynamics
Nelly Dimey : +33 1 47 03 68 19
Pierre Mas : +33 1 47 03 68 14
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: June 22, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration